UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

VI GROUP PLC (Name of Issuer)
Ordinary shares of 0.5 pence (Title of Class of Securities)
925 54H 109 (CUSIP Number)
Alexander W. Samor, Esq. Kleban & Samor, P.C. 2425 Post Road Southport, CT 06890 (203)254-8920 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 925 54H 109

1.	Names of Reporting Persons. Donald Alan Babbs I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,845,380

	8.	Shared Voting Power 58,000

	9.	Sole Dispositive Power 4,845,380

	10.	Shared Dispositive Power 58,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,903,380

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 13.2

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Ordinary Shares 0.5 pence VI GROUP plc The Mill, Brimscombe Port, Stroud, Gloucestershire GL 5 2QG U.K.

Item 2. Identity and Background.

(a)	Name: Donald Alan Babbs

(b)	Residence or business address: VI GROUP plc, The Mill, Brimscombe Port, Stroud, Gloucestershire GL5 2QG, U.K.

(c)	Present Principal Occupation or Employment: Chief Executive Officer of VI Group plc

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: See cover page

Item 3. Source and Amount of Funds or Other Consideration:

                   The issuer's predecessor Vero International Software S.r.l was formed in Italy in 1988 by Mr. Babbs, Ezio Galardo and others.

         The issuer was incorporated in England on November 5, 1997 as Deepcredit Limited with 2 ordinary shares of ¢1 each being issued at par for cash to a nominee. It changed is name to VI Group Limited on February 25, 1998.

         On December 19, 1997, the issuer acquired Quota Interests of $210,000 nominal value in Vero International Software S.r.l., representing 78.936 per cent of the Quota Interests of that company.

         On February 12, 1998 the issuer acquired the remaining Quota Interests in Vero International Software S.r.l. which company then became a wholly-owned subsidiary of the issuer.

         On March 12, 1998, the issuer issued 14,299,600 shares of 0.5p each at par for $116,000 in cash.

         On March 16, 1998, the issuer re-registered as a public limited company.

         Mr. Babbs acquired 5,592,054 shares of the issuer between March 12 and 16, 1998 for total cash consideration of $46,413 and subsequently resold 776,674 shares on April 3, 1998 for $644,640 as part of the initial public offering of the issuer's shares on the Alternative Investment Market of the London Stock Exchange.

         On December 23, 1998, Mr. Babbs acquired an additional 30,000 shares of the issuer for $8,524 in cash and his wife Nicoletta acquired 58,000 shares of the issuer for $16,481 in cash.

         On October 28, 2002, the issuer's American Depository Receipts became listed for trading on the American Stock Exchange.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  Mr. Babbs acquired all of the shares reported herein in connection with the original organization of the issuer's predecessor Vero International s.r.l. and the subsequent reorganization of that entity into the issuer as described in Item 3. On January 10, 2003, the issuer entered into a letter of intent with Hemisphere Capital LLC relating to the possible purchase by Hemisphere Capital LLC from issuer of between $2 and $4 million of preferred shares, subject to various contingencies. This transaction was reported by issuer in a report on Form 6K filed by issuer with the Securities and Exchange Commission on January 14, 2003. Mr. Babbs has no present plans or proposals which relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

         As of the date hereof, Mr. Babbs reports beneficial ownership of 4,903,380 Ordinary Shares of VI Group plc which shares include 4,845,380 shares owned directly and 58,000 shares owned by Mr. Babbs' wife, Nicoletta.

(b)

         Mr. Babbs has sole authority to vote or dispose of shares listed in (a) as to which he is identified as the owner and may be deemed to have shared voting and dispositive authority with respect to shares as to which his spouse is identified as the owner.

(c) None

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003
By:	/s/ Donald Alan Babbs Donald Alan Babbs

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